THE ALGER INSTITUTIONAL FUNDS
360 Park Avenue South
New York, New York  10010

January 25, 2017

VIA EDGAR

Securities and Exchange Commission

Division of Investment Management
100 F Street, N.E.

Washington, D.C.  20549

Re:                             The Alger Institutional Funds (File Nos.: 811-7986, 33-68124)
Registration Statement on Form N-1A

Ladies and Gentlemen:

On behalf of The Alger Institutional Funds (the “Trust”), we filed on December 22, 2016 pursuant to Rule 485(a)(1) under the Securities Act of 1933, as amended (the “Securities Act”), Post-Effective Amendment No. 48 (the “Amendment”) to the Trust’s Registration Statement on Form N-1A (the “Registration Statement”).

Enclosed herewith is a copy of the Amendment marked against Post-Effective Amendment No. 46 to the Registration Statement, filed with the Securities and Exchange Commission on October 14, 2016 (“PEA No. 46”).  The source of all disclosure in the Amendment that is not substantially different than the disclosure contained in prior filings by the Trust are PEA No. 46 and Post Effective Amendment No. 40 to the Registration Statement, filed with the Securities and Exchange Commission on February 17, 2016.  That disclosure is not marked in the Amendment.  Accordingly, pursuant to Securities Act Release No. 6510 (February 15, 1984), we request, on behalf of the Trust, that you utilize selective review procedures to limit your review to any disclosure that is marked in the Amendment.

Should members of the Staff have any questions or comments regarding the Amendment, please call me at 212.806.8833 or lmoss@alger.com

Very truly yours,

/s/ Lisa A. Moss
Lisa A. Moss

cc:        Hal Liebes, Esq.
Christopher E. Ullman, Esq.